[LETTERHEAD OF DIGITAL INSIGHT CORPORATION]



                                  May 2, 2002

VIA EDGAR
---------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Karen J. Garnett
  Division of Corporation Finance

        Re:     Digital Insight Corporation (the "Company")
                Registration Statement on Form S-3
                (Reg. No. 333-83310)

Ladies and Gentlemen:

        Pursuant to Rule 477 of the Securities Act of 1933, please accept this letter as a request for the Commission's consent to the withdrawal of the Registration Statement referred to above. The Company has elected not to proceed with the offering related to the above referenced Registration Statement due to general market conditions and a determination by the Company that it would not be in the Company's best interest to proceed at this time.

        Please be advised that the Company has not printed or circulated preliminary prospectuses, nor made any offers or sales under the Registration Statement or in connection with the offering contemplated by the Registration Statement.

        Please direct all inquiries to Richard Boehmer at (213) 430-6643.


Very truly yours,
DIGITAL INSIGHT CORPORATION


/S/ JOHN DORMAN
------------------------------------
John Dorman
Chairman and Chief Executive Officer

cc:   Richard Boehmer, Esq.